SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-SECOND

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE:  Rua Coronel Dulcídio, 800, Curitiba, state of Paraná. 2. DATE AND TIME: July 12, 2011 – 2:30 p.m. 3. CALL NOTICE:  Call notice was published in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo (of the State of Paraná) and Diário Comércio, Indústria & Serviços (of the State of São Paulo). 4. ATTENDANCE:  Fifty-eight point eight six percent (58,86%) of the voting capital, in accordance with Shareholder Attendance Book No. 3, page . 49.  5. PRESIDING BOARD: Julio Cesar Zem Cardozo - Chairman; Mauricio Schulman – Chairman of the Board of Directors; Denise Teixeira Gomes - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 – Election to the Company's Board of Directors, to complete the 2011-2013 term, of Messrs. Fabiano Braga Côrtes, Carlos Homero Giacomini and, as a representative of the employees, Nilton Camargo Costa.

ITEM 2 – Election to the Company's Fiscal Council, to complete the 2011-2012 term, of Mr. José Tavares da Silva Neto, as a sitting member.

7. SIGNATURES: JULIO CESAR ZEM CARDOZO, Representative of the state of Paraná and Chairman of the meeting; MAURÍCIO SCHULMAN, Chairman of the Board of Directors; ANDERSON CARLOS KOCH - THE MCGRAW HILL RETIREMENT P C I TRUST; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; BRANDES EMERGING MARKETS EQUITY FUND; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; ALBERTO MAIA DA ROCHA PARANHOS; DENISE TEIXEIRA GOMES, Secretary.------------------------------------------------------------------------------------

The full text of the Minutes of the 182nd Extraordinary Shareholders’ Meeting was recorded on pages 064 to 065 of Book 10 of Companhia Paranaense de Energia - Copel, registered at the Commercial Registry of the State of Paraná under No. 08/167840-1 on July 16, 2008.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 12, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.